

May 20, 2021

W. Bryan Buckler
Chief Financial Officer
OGE Energy Corp.
321 North Harvey
PO Box 321
Oklahoma City, OK 73101

      **Re: OGE Energy Corp.**
          **Form 10-K for the Fiscal Year ended December 31, 2020**
          **Filed February 25, 2021**
          **File No. 001-12579**

Dear Mr. Buckler:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 53

1.     We note that you present non-GAAP measures for OG&E and Enable using labels that are generally associated with GAAP measures, and identify revenue as the most comparable GAAP measure in your reconciliations. For example, in the table of OG&E operating statistics on page 55, you identify a measure as gross margin, although on page 53 you define this measure as operating revenues less cost of sales, and explain that cost of sales is limited to fuel, purchased power and certain transmission expenses. You further clarify by stating that gross margin is considered to be a non-GAAP financial measure "because it excludes depreciation and amortization and other operation and maintenance expenses."

We believe that you will need to revise your filing to distinguish the non-GAAP gross margin measures that you have presented from those that would be calculated in accordance with GAAP. Specifically, you should (i) recalculate gross margin to reflect all costs of sales as would be reported in accordance with GAAP, (ii) choose an alternate label for your non-GAAP measures, and (iii) provide a reconciliation between gross margin in accordance with GAAP and your non-GAAP measures.  Please refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(A) and (B) of Regulation S-K, if you require further clarification or guidance.

OGE Energy Consolidated Statements of Income, page 73

2.      We understand from your non-GAAP disclosures on page 53 that you are presenting incomplete cost of sales measures on the face of the Statements of Income on page 73, among the segment disclosures on pages 128 and 129, and as the reconciling items in your disclosures on pages 54 and 55.  If you utilize costs of sales as the description of the amounts presented on the line, you should identify the excluded amounts, i.e. all amounts that would be attributed to cost of sales under GAAP, consistent with the guidance in SAB Topic 11:B.  This comment also applies to the Oklahoma Gas and Electric Company Statements of Income presented on page 80. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation